October 14, 2026

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	USCF Iron Ore Index Fund (Series No. S000104275), a series of USCF ETF Trust (File Nos. 333-196273; 811-22930)

Ladies and Gentlemen,

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), USCF ETF Trust (the “Trust”) hereby requests the withdrawal of Post-Effective Amendment No. 232 to the Trust’s registration statement on Form N-1A, which was filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2026 (Accession No. 0002071876-26-000016). Post-Effective Amendment No. 232 was filed under Rule 485(a) under the Securities Act in order to register shares of USCF Iron Ore Index Fund, a series of the Trust.

In addition, the delaying amendments listed below (the “Delaying Amendments”) were filed pursuant to Rule 485(b) under the Securities Act (submission type 485BXT) for the sole purpose of delaying the effectiveness of Post-Effective Amendment No. 232. The Trust also requests the withdrawal of the Delaying Amendments.

Filing date	Acceptance Date	Accession Number
September 25, 2026	2026-09-25	0002071876-26-000209
August 28, 2026	2026-08-28	0002071876-26-000196
July 31, 2026	2026-07-31	0002071876-26-000181
July 2, 2026	2026-07-02	0002071876-26-000172
June 5, 2026	2026-06-05	0002071876-26-000160
May 8, 2026	2026-05-08	0002071876-26-000138

USCF | 1850 Mt. Diablo Blvd., Suite 640, Walnut Creek, CA 94596 | Funds distributed by ALPS Distributors, Inc.

The Trust is requesting the withdrawal of Post-Effective Amendment No. 232 and the Delaying Amendments because the Trust no longer intends to launch USCF Iron Ore Index Fund. The Trust confirms that no shares of USCF Iron Ore Index Fund have been sold.

Please direct any inquiries regarding this application to the Trust’s legal counsel, Cynthia R. Beyea of Dechert LLP at (202) 261-3447 or Cynthia.Beyea@dechert.com.

USCF ETF Trust

By:	/s/ John P. Love
John P. Love
President and Principal Executive Officer